Via Facsimile and U.S. Mail
Mail Stop 6010

April 17, 2007

Mr. Marcel Urbanc
Chief Financial Officer and Principal Accounting Officer
AlphaRx, Inc.
200-168 Konrad Crescent, Markham
Ontario, Canada L3R 9T9

Re: AlphaRx, Inc.
       Form 10-KSB for the Fiscal Year Ended September 30, 2006
       Filed December 21, 2006
       Form 10-QSB/A for the Period Ended December 31, 2006
       Filed February 12, 2007
       File No. 000-30813

Dear Mr. Urbanc,

       We have completed our review of your Form 10-KSB and 10-QSB/A and have no
further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant